                                  TEFRON LTD.
                           Industrial Center, Teradyon
                                  P.O. Box 1365
                              Misgav, 20179, Israel

                                                                   March 9, 2010

By EDGAR

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 6010
Washington, D.C. 20549

      RE:      TEFRON LTD.
               REGISTRATION STATEMENT ON FORM F-1 FILE NO. 333-161466

Dear Mr. Reynolds:

     Pursuant to Rule 461 of the Rules and Regulations of the Securities and
Exchange Commission (the "COMMISSION") under the Securities Act of 1933, as amended, Tefron Ltd. (the "COMPANY") hereby requests acceleration of the effective date of the above-mentioned Registration Statement on Form F-1 (the
"REGISTRATION STATEMENT") to 11:00 a.m., Eastern Time on Wednesday, March 10,
2010, or as soon thereafter as practicable or at such later time as may be orally requested.

     In connection with the foregoing, the Company hereby acknowledges the following:

     o    should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the
          Registration Statement;

     o    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration
          Statement; and

     o    the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the
          Commission or any person under the federal securities laws of the
          United States.

                                               Very truly yours,

                                               TEFRON LTD.

                                               By:  /s/ Eran Rotem
                                               -------------------
                                               ERAN ROTEM
                                               Chief Financial Officer